January 30, 2008

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Kosoff:

We are writing in response to comments you provided telephonically to me and my colleague, Kevin Bopp, on Thursday, December 20, 2007, with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2007, and included the Prospectus and Statement of Additional Information (“SAI”) with respect to a proposed new series of the Registrant, Hartford Global Equity HLS Fund (the “Fund”). On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below.

Prospectus

1.               Comment:  Please disclose the Fund’s commitment to invest at least 40% globally, pursuant to the position of the staff of the Commission (the “Commission staff”) that a fund with the term “global” in its name should invest at least 40% of its assets outside the United States.

Response:  We believe that the disclosure concerning the Fund’s global investment strategy is consistent with the Commission staff’s guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”) clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the

Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC Brussels London Luxembourg Munich Paris

80% test of Rule 35d-1.(1)  The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission staff has distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).(2)

The Registrant believes that the Fund’s investment strategy conforms to the guidance found in the above footnote and other Commission staff guidance.  As disclosed in the Fund’s principal investment strategy:

[t]he fund will typically seek to maintain some representation in each major industry represented in the MSCI All Country World Index. The MSCI All Country World Index is currently comprised of forty-eight countries. The fund will invest in securities of companies located in a number of different countries throughout the world, one of which may be the United States; however the fund has no limit on the amount of assets that may be invested in each country.

The Fund’s investment strategy allows the Fund the flexibility to adapt to changing conditions, which may make foreign investment more or less attractive at any given time.

For these reasons, we respectfully decline to make the proposed change.

2.               Comment:  With respect to the expense table: (i) if applicable, please include a line item in the expense table for “acquired fund fees and expenses” as required by Instruction 3(f)(i) to Item 3 of Form N-1A, and (ii) please include a footnote indicating that “other expenses” are estimated based upon amounts for the current fiscal year.

Response:  In regard to “acquired fund fees and expenses,” we have added the following footnote to the “other expenses” line item of the expense table – “Includes acquired fund fees and expenses, which are less than 0.01%.”  The requested footnote concerning estimated “other expenses” will be included in the definitive filing pursuant to Rule 485(b) of the Securities Act.

(1)          Investment Company Names, Release No. IC-24828 (Jan. 17, 2001).

(2)          See January 3, 1991 Dear Registrant Letter.

3.               Comment: Please confirm that investing in derivatives is not a principal investment strategy.

Response:  We confirm that investing in derivatives is not a principal investment strategy of the Fund.

4.               Comment: With respect to the disclosure concerning contract-holders voting rights, please disclose that as a result of proportional voting, the vote of a small number of contract holders may determine the outcome of a proposal subject to shareholder vote.

Response:  We have revised the disclosure consistent with this comment.

5.               Comment:  Please confirm that there are no legal proceedings required to be disclosed as required under Item 5(a)(3) to Form N-1A.

Response: There are no material legal proceedings required to be disclosed pursuant to Item 5(a)(3) to Form N-1A.

Statement of Additional Information

6.               Comment:  Under the section entitled “Non-Fundamental Investment Restrictions of the Fund,” please disclose that the Fund has a name that suggests a focus on a particular type of investment, and in accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its assets in investments of the type suggested by its name as set forth in the Fund’s Principal Investment Strategy section.

Response:  We have revised the disclosure consistent with this comment.

7.               Comment:  Under the section entitled “Disclosure of Portfolio Holdings,” with respect to the Fund’s disclosure arrangements, please confirm that the confidentiality agreements include a provision concerning the duty not to trade on non-public information.

Response:  We do not believe that Form N-1A requires the Fund to disclose the specific provisions of the Fund’s confidentiality arrangements and we believe that the disclosure is consistent with the requirements of Form N-1A.

8.               Comment:  Please ensure that missing data and exhibits are included.

Response:  We have revised the definitive filing made pursuant to Rule 485(b) of the Securities Act consistent with this comment.

The Registrant intends to include disclosure in accordance with the foregoing responses in a post-effective amendment to the Registrant’s Registration Statement on Form N-1A, which the Registrant intends to file via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on or about January 31, 2008.

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Please call me at (617) 728-7165 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Kathryn Cohen
Kathryn Cohen

cc:	Alice Pellegrino
John V. O’Hanlon
Kevin M. Bopp

[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

January 30, 2008

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Kosoff:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.